UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 001--39966

New Found Gold Corp.
(Translation of Registrant’s name into English)
Suite 3500, The Stack, 1133 Melville Street,
Vancouver, British Columbia,
Canada V6E 4E5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☒

INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 to this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-287547).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited condensed interim financial statements for the three and six months ended June 30, 2026 and 2025.
99.2	Management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2026.
99.3	Form 52-109F2 CEO Certification of Interim Filings Second Quarter 2026
99.4	Form 52-109F2 CFO Certification of Interim Filings Second Quarter 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

Date: August 12, 2026	By:	/s/ Hashim Ahmed
		Name:	Hashim Ahmed
		Title:	Chief Financial Officer